Exhibit (a)(1)(F)

TO:	Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (“401(k)”) participants with shares of Datascope Corp. allocated to their account
FROM:	New York Life Trust Company (“NYLTC”), Directed Trustee for the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan
DATE:	September 30, 2008
SUBJECT:	Tender Offer for Datascope Corp. Common Stock

As you may know, DaVinci Merger Sub, Inc. (“DaVinci”), an indirect wholly-owned subsidiary of Getinge AB (“Getinge”), has commenced a tender offer to purchase all of the issued and outstanding shares of common stock of Datascope Corp. (“Datascope”) for $53.00 per share. A tender offer is a public offer made to the shareholders of a company by a potential acquirer to purchase their stock at a certain price. This tender offer is conditioned upon, among other things, at least a majority of Datascope’s outstanding shares on a fully-diluted basis having been validly tendered and not withdrawn and the expiration of any waiting periods under the applicable antitrust laws in the United States. The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, October 28, 2008, unless extended. Copies of DaVinci’s offer to purchase and Datascope’s responses supporting the offer are enclosed. We urge you to read the enclosed materials carefully. We want to be sure you understand how NYLTC, as directed trustee of Datascope’s 401(k), expects to handle this tender offer for shares of Datascope’s common stock that are allocated to your 401(K) account.

As a participant in the 401(k), you have the right to decide whether you would like the shares allocated to your 401(k) account tendered to DaVinci pursuant to the offer to purchase. If you elect to have your shares tendered, then upon the completion of the tender offer, DaVinci will pay to the 401(k) for your account an amount equal to $53.00 multiplied by the number of shares allocated to your account.

If you elect not to have NYLTC tender your Datascope shares, the shares will continue to be held in the 401(k). However, if the tender offer is completed successfully and the other conditions to the merger are satisfied or waived (where permissible), DaVinci will merge with and into Datascope, and the surviving company will become an indirect wholly-owned subsidiary of Getinge. If the merger takes place, Datascope stockholders who did not tender their shares (other than those properly exercising their appraisal rights under Delaware law) will receive cash for each share in an amount equal to the price paid per share in the tender offer. If the merger does not take place, then regardless of whether or not you elected to have NYLTC tender your Datascope shares, the shares will continue to be held in the 401(k).

NYLTC will follow the tender instructions that you provide for shares allocated to your 401(k) account. To provide instructions, please print and sign your name below and indicate in the appropriate checkbox whether or not you would like to have NYLTC tender the shares allocated to your 401(K) account to Getinge’s subsidiary, DaVinci:

Print your name

Your signature

CHECK ONE ONLY:

☐	Please tender to DaVinci the shares of Datascope common stock allocated to my 401(k) account

☐	Please tender only percent of Datascope common stock allocated to my 401(k) account. Do not tender any remaining shares.

☐	Do not tender the shares allocated to my 401(k) account

The cut-off date for receipt of instructions from 401(k) participants is Thursday, October 23, 2008 (“401(k) Cut-Off Date”). Please return this completed letter to New York Life Trust Company with ample time for us to receive your instructions by the tender offer expiration date of Tuesday, October 28, 2008. If you do not provide NYLTC with timely instructions by mailing this completed letter to us by the 401(k) Cut-Off Date, then in accordance with the terms of the 401(k), your shares will not be tendered. This means that if New York Life Trust Company does not receive your completed letter by Thursday, October 23, 2008, NYLTC will not include your amounts in the tender to DaVinci. WE HAVE ENCLOSED A BUSINESS REPLY ENVELOPE FOR YOUR CONVENIENCE.

Please note your shares of Datascope Stock are held in a unitized stock fund. Therefore, the actual number of stock shares you own fluctuates daily based on the unitized fund’s cash to stock ratio. The shares tendered will be based on the unitized fund’s holdings close of business October 23, 2008.

Please understand that NYLTC will hold any instructions you submit in complete confidence, such that it is intended that you are under no duress, pressure, or responsibility to make any particular decision, or to decide whether to tender your shares at all if you do not want to do so. In accordance with federal law, Datascope will not authorize or support any adverse or other employment action against you based on whether or not you tender your shares.

If you have any questions about this tender offer, please call Benefits Complete at (800) 294-3575. Participant Service Representatives are available Monday through Friday from 9 am to 8 pm Eastern time, except New York Stock Exchange holidays. Please have your social security number/UserID and PIN/Password available so we may quickly access your account.